UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                  Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

At the Market Offering

On February 17, 2026, the Company entered into an at the market offering agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), providing for the offer and sale by the Company from time to time of its ordinary shares through the Sales Agent, acting as the Company’s agent, or directly to the Sales Agent, acting as principal, in connection with the Company’s “at the market offering” program (the “ATM Offering”). Pursuant to the prospectus supplement, dated February 17, 2026 (the “Prospectus Supplement”), relating to the ATM Offering that was filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2026, the Company may offer and sell from time to time up to $400,000,000 of the Company’s ordinary shares.

The ordinary shares are being offered and sold by the Company pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-291921) filed by the Company with the Commission on December 3, 2025 and declared effective by the Commission on December 11, 2025, and the Prospectus Supplement.

Upon delivery by the Company of a placement notice to the Sales Agent, the Sales Agent may offer and sell the Company’s ordinary shares, subject to the terms and conditions of the Sales Agreement, by any method permitted by law deemed to be an “at the market offering,” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through The Nasdaq Capital Market, the existing trading market for the Company’s ordinary shares, or any other existing trading market in the United States for the Company’s ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the Sales Agent as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of The Nasdaq Capital Market to sell on the Company’s behalf all of the ordinary shares requested to be sold by the Company. The Company may instruct the Sales Agent not to sell ordinary shares if the sales cannot be effected at or above the price designated by the Company in any such instruction. The Company or the Sales Agent may suspend the offering of ordinary shares being made to or through the Sales Agent under the Sales Agreement at any time.

We will pay the Sales Agent a total commission for its services in acting as agent in the sale of the Company’s ordinary shares of up to 3.0% of the gross sales price per share of all ordinary shares sold to or through it as Sales Agent under the Sales Agreement. In addition, the Company has agreed to reimburse the Sales Agent for the fees and disbursements of its counsel in an amount not to exceed $50,000 in connection with the execution and filing of the Sales Agreement, in addition to the reimbursement of up to $5,000 per representation date for the fees of its legal counsel.

The ATM Offering pursuant to the Sales Agreement will terminate automatically upon the sale of all ordinary shares subject to the Sales Agreement or as otherwise permitted therein. The Company or the Sales Agent may terminate the Sales Agreement at any time upon written notice to the other party.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference.

The representations, warranties and covenants contained in the Sales Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Sales Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Sales Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s reports and other filings with the Commission.

The Company intends to use the net proceeds from the ATM Offering, if any, for capital expenditures to support the development, training and operation of Cocoon AI (including the purchase of servers, GPUs and related infrastructure), and to pursue potential strategic transactions, including the acquisition of, or investment in, technologies, products or businesses that are complementary to the Company’s strategic objectives, as part of the Company’s growth strategy, as well as for working capital and other general corporate purposes.

The legal opinion, including the related consent, of Forbes Hare LLP relating to the Company’s ordinary shares being offered and sold pursuant to the Sales Agreement is filed as Exhibit 5.1 to this report on Form 6-K.

This report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit Number	Description
1.1	At the Market Offering Agreement, dated February 17, 2026, between AlphaTON Capital Corp and H.C. Wainwright & Co., LLC.
5.1	Opinion of Forbes Hare LLP.
23.1	Consent of Forbes Hare LLP (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHATON CAPITAL CORP

Dated: February 17, 2026	Wes Levitt
Name: Wes Levitt
Title: Chief Financial Officer